SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 18, 2003	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Senior Assistant Corporate Secretary

RELEASE: Immediate, June 18, 2003

CPR CONTINUES PRODUCTIVITY DRIVE WITH RESTRUCTURING MEASURES
Special Charge of $152 million in 2nd Quarter 2003

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced today it is taking additional measures to increase productivity across its network. The measures include expanding the railway’s program of job reductions and providing for a restructuring of its Northeastern U.S. network, operated as the Delaware & Hudson Railway, to improve its economic performance.

CPR will take a special charge of approximately $152 million after tax in the second quarter of 2003 to recognize the cost of these initiatives and the write-down to fair value of under-performing assets.

Rob Ritchie, CPR President and Chief Executive Officer, said: “We are not satisfied with the current rate of progress toward our long-term financial objectives. This situation has been exacerbated by the unexpected rise in the value of the Canadian dollar added to sustained high fuel prices. We are accelerating existing plans and taking additional steps to improve productivity and address investments that aren’t performing to expectation.”

CPR will increase to approximately 820 the number of job positions to be eliminated, from 300 positions announced earlier this year. The railway now plans to eliminate 370 positions in 2003, 330 positions in 2004, and 120 positions in 2005. CPR will take an accrual of $71 million after tax related to these job reductions.

The reductions will occur across every area of the business. They reflect efficiencies generated by new information technology introduced in administrative functions and freight yard operations, and by scheduled railway operations, as well as lower fleet maintenance requirements stemming from CPR’s ongoing acquisition of high-efficiency locomotives and freight cars. CPR said it would selectively hire in specific areas of the business to ensure it can accommodate growth or changes in traffic patterns and to provide the required train service levels.

CPR will restructure its Northeastern U.S. operations to create a more cost-effective and flexible railway network and has begun discussions with a number of interested parties about ways to generate higher traffic volumes and greater earnings.

CPR will write down its investment in its Northeastern U.S. operations by $75 million after tax to more accurately reflect the current fair value of the operations and the impact of restructuring. “We believe our Northeastern U.S. network has additional earnings potential and we are prepared to take the measures necessary to make it a success,” Mr. Ritchie said.

In addition, CPR will reduce administrative costs by absorbing its supply chain management subsidiary into the railway and providing logistics and supply chain expertise as a direct extension of CPR’s services. CPR will also re-absorb all purchasing activities, ending its participation in an industry-wide procurement entity. Non-beneficial investments of $6 million in these areas will be written off as part of the special charge in the second quarter of 2003.

“Our investments in technology and assets have allowed CPR to make substantial improvements in productivity,” Mr. Ritchie said. “However, we are continuing our drive for productivity improvement to meet our financial objectives. We will continue to provide the level of service our customers expect with a safety standard that has made CPR a North American leader in train safety.”

Mr. Ritchie will hold a conference call with analysts and reporters today at 9:30 a.m. Eastern time to discuss the productivity measures. The telephone numbers for the call are 1-800-273-9672 or 416-695-5806. A telephone replay of the call will be available through June 25 at 1-800-408-3053 or 416-695-5800, passcode 1439544. The call will also be webcast live on CPR’s website, www.cpr.ca. To access the webcast, click on Investor Information and choose Investor Presentations. The webcast will be archived through June 25.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts: Media Len Cocolicchio Tel.: (403) 319-7591 len_cocolicchio@cpr.ca	Investment Community Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca